UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 11, 2026, Wei Zou tendered his resignation as the Chief Financial Officer of Elong Power Holding Limited (the “Company”), effective June 11, 2026. Wei Zou’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On June 11, 2026, approved by the Board of Directors of the Company, Yue Liu was appointed as the Chief Financial Officer, effective June 11, 2026.

The biographical information of Yue Liu is set forth below:

Yue Liu, age 49, has 27 years of comprehensive experience in finance, accounting, and corporate management and 9 years of experience in accounting and valuation firms, where she engaged in initial public offering (“IPO”) audits, asset appraisal, financial remediation, and consulting services for real estate, software, retail, manufacturing, energy, and financial industries. Since 2007, Ms. Liu has served in enterprises leading finance, taxation, capital management, risk control, IPO preparation, and board secretary functions. From April 2021 to April 2025, prior to joining the Company, Ms. Liu served as the Chief Financial Officer of Qiqin Technology (Beijing) Co., Ltd., where she oversaw the finance, business analysis, investor relations, and risk control departments, led corporate financing, established financial accounting, budgeting, and analysis systems from scratch and remediated historical financial and business records for IPO compliance, improved risk management and compliance systems, and optimized group financial structure and tax planning to reduce tax costs under compliance. From December 2013 to April 2021, Ms. Liu served as the Finance President of Beijing Yilong Hengye Petroleum Engineering Technology Co., Ltd., where she managed cross-border financial operations, led financing activities and overseas financial management and tax planning, and conducted financial due diligence for mergers and acquisitions. From December 2010 to December 2013, she served as the Finance Director at Gaoyang Jiexun Information Technology Co., Ltd., where she managed daily financial, tax and capital operations, cooperated with auditors and securities firms for listing preparation, reviewed consolidated financial statements, and conducted tax planning and option valuation. From July 2007 to December 2010, she served as a Finance Manager at Ninetowns Network Technology Group Ltd., where she supported budgeting, overseas investment, and tax strategy, prepared U.S. GAAP financial statements, conducted conversion between PRC GAAP and U.S. GAAP and drafted annual report notes. From October 2005 to June 2007, she was the Audit & Consulting Senior Manager of Beijing Yongxin Gongping Certified Public Accountants, where she provided financial due diligence and remediation for U.S. IPO Projects, conducted U.S. GAAP training and internal control system design. From May 2001 to April 2005, Ms. Liu was the Project Manager of Beijing ShineWing Certified Public Accountants, where she led audit and valuation reports for large enterprises and was responsible for consolidated financial statements. Ms. Liu started her career in 1998 at Liaoning Huacheng Asset Appraisal Co., Ltd. as a financial advisor. Ms. Liu graduated with a Master’s degree in Professional Accounting (the “MPAcc”) from Peking University in 2009 and also holds a Bachelor of International Finance from Shenyang Ligong University (1998). Ms. Liu is also a Certified Public Accountant with the Chinese Institute of Certified Public Accountants (China), a Certified Asset Appraiser, a Certified Tax Agent, and a Certified Internal Auditor with the Institute of Internal Auditors.

Yue Liu does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the employment agreement by and between the Company and Yue Liu, dated June 11, 2026, (the “Employment Agreement with Yue Liu”), the term shall continue for one year. The term will automatically renew for one-year periods on each anniversary unless either party provides written notice at least 30 days before a renewal date. Yue Liu is entitled to compensation of RMB420,000 (equal to approximately US$60,000) for each calendar year, payable on a monthly basis. The employment letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Yue Liu, dated June 11, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: June 11, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors

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